Filed Pursuant to Rule 433
Registration No. 333-136666
August 21, 2006

New Issue

STRUCTURED EQUITY PRODUCTS
Indicative Terms

THE BEAR STEARNS COMPANIES INC.
INVESTMENT HIGHLIGHTS
Reverse Convertible Note Securities	3-Month term to maturity.

•	Note offering linked to the common stock of United States Steel Corporation (the “Reference Asset”).

•

The Notes pay a fixed rate coupon of [20.00%] per annum. For the avoidance of doubt, because the Notes have a 3-month term, this is payable as a single coupon payment of [5.00%] of principal amount at maturity.

•	The Notes are a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A by S&P).

•

Issue price for the Note offering: 100% of principal amount ($1,000); provided, however, investors who purchase an aggregate principal amount of at least $1,000,000 of this Note offering will be entitled to purchase the Note for 99.50% of the principal amount.

•

The Notes are not principal protected if: (i) the Trading Level of the Reference Asset ever equals or falls below the Contingent Protection Level at any time from the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset.

•

The Notes do not participate in the upside of the Reference Asset. Even if the Final Level of the Reference Asset exceeds the Initial Level of the Reference Asset, your return will not exceed the principal amount invested plus the coupon payments.

Reference Asset	Symbol	Term to Maturity	Coupon Rate	Contingent Protection Percentage	Initial Public Offering Price
United States Steel Corporation, common stock,			[20.00%]
par value $1.00 per share, traded on the New York	X	3-months	per	80%	100%[1]
Stock Exchange			annum
BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

(212) 272-6928
1 Investors who purchase an aggregate principal amount of at least $1,000,000 of this Note offering will be entitled to purchase the Note for 99.50% of the principal amount.

STRUCTURED PRODUCTS GROUP

GENERAL TERMS FOR NOTE OFFERING

This free writing prospectus relates to the offering of a Note linked to the common stock of United States Steel Corporation. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part.  Although the Note offering relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or as to the suitability of an investment in the Note.

Issuer:	The Bear Stearns Companies Inc.
Issuer’s Rating:	A1 / A (Moody’s / S&P)
Principal Amount:	$[___]
Denominations:	$1,000 per Note and $1,000 multiples thereafter.
Reference Asset:	The common stock of United States Steel Corporation, par value $1.00 per share, traded on the New York Stock Exchange under the symbol “X”
Pricing Date:	[___]
Settlement Date:	[___]
Calculation Date:	[___]
Maturity Date:	[___]
Coupon Rate (Per Annum):	[20.00%] per annum, payable as a single payment of [5.00%] of principal amount at maturity.
Contingent Protection Percentage:	80% of the Initial Level.
Contingent Protection Level:	[$___] (Contingent Protection Percentage x Initial Level).
Agent’s Discount:	[__]
Cash Settlement Value:

We will pay you 100% of the principal amount of your Notes, in cash, at maturity if either of the following is true: (i) the Trading Level of the Reference Asset never equals or falls below the Contingent Protection Level at any time from the Pricing Date up to and including the Calculation Date; or (ii) the Final Level of the Reference Asset is equal to or greater than the Initial Level of the Reference Asset.

However, if both of the following are true, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset: (i) the Trading Level of the Reference Asset ever equals or falls below the Contingent Protection Level at any time from the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset.  In that event, we, at our option, will either: (i) physically deliver to you an amount of the Reference Asset equal to the Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the full principal amount of your Notes); or (ii) pay you a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Reference Asset.  It is our intent to physically deliver the Reference Asset when applicable, but we reserve the right to settle the Note in cash.

INTEREST PAYMENT DATE:	The Maturity Date.
INITIAL LEVEL:	[$___]
FINAL LEVEL:	The Closing Price of the Reference Asset on the Calculation Date.
EXCHANGE RATIO:	[__]; i.e., $1,000 divided by the Initial Level (rounded down to the nearest whole number, with fractional shares to be paid in cash).
FRACTIONAL SHARE CASH AMOUNT:

An amount in cash per Note equal to the Final Level multiplied by the difference between (x) $1,000 divided by the Initial Level (rounded to the nearest three decimal places), and (y) the Exchange Ratio.

CUSIP:	073902KU1
LISTING:	The Note will not be listed on any U.S. securities exchange or quotation system.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus, dated August 16, 2006 (the “Prospectus”), as supplemented by the prospectus supplement, dated August 16, 2006 (the “Prospectus Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” and “Risk Factors - Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset” in the Prospectus Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.  The Prospectus and Prospectus Supplement may be accessed on the SEC Web site at www.sec.gov as follows: http://www.sec.gov/Archives/edgar/data/777001/000104746906011011/a2172742z424b5.htm

SELECTED RISK CONSIDERATIONS

The following highlights some, but not all, of the risk considerations relevant to investing in the Notes.  The following must be read in conjunction with the sections “Risk Factors” and “Risk Factors - Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset,” beginning on pages S-5 and S-12, respectively, in the Prospectus Supplement.

•

Suitability of Note for Investment — A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the Pricing Supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•

Not Principal Protected — The Notes are not principal protected. If both of the following are true, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset: (i) the Trading Level of the Reference Asset ever equals or falls below the Contingent Protection Level at any time from the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset. In that event, we, at our option, will either: (i) physically deliver to you an amount of the Reference Asset equal to the Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the full principal amount of your Notes); or (ii) pay you a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Reference Asset.

•	Return Limited to Coupon — Your return is limited to the principal amount you invested plus the coupon payments. You will not participate in any appreciation in the value of the Reference Asset.
•

No SecondaryMarket — Because the Notes will not be listed on any securities exchange, a secondary trading market is not expected to develop, and, if such a market were to develop, it may not be liquid. Bear, Stearns & Co. Inc. intends under ordinary market conditions to indicate prices for the Notes on request. However, there can be no guarantee that bids for outstanding Notes will be made in the future; nor can the prices of those bids be predicted.

•

No Interest, Dividend or Other Payments — You will not receive any interest or dividend payments or other distributions on the stock comprising the Reference Asset; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•

Taxes — We intend to treat the Notes as a put option written by you in respect of the Reference Asset and a deposit with us of cash in an amount equal to the issue price of the Notes to secure your potential obligation under the put option, and we intend to treat the deposit as a short-term debt instrument for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below.

•

The Notes may be Affected by Certain Corporate Events and you will have Limited Antidilution Protection. — Following certain corporate events relating to the underlying Reference Asset (where the underlying company is not the surviving entity), you will receive at maturity, cash or a number of shares of the common stock of a successor corporation to the underlying company, based on the Closing Price of such successor’s common stock. The Calculation Agent for the Notes will adjust the amount payable at maturity by adjusting the Initial Level of the Reference Asset, Contingent Protection Level, Contingent Protection Price and Exchange Ratio for certain events affecting the Reference Asset, such as stock splits and stock dividends and certain other corporate events involving an underlying company. However, the Calculation Agent is not required to make an adjustment for every corporate event that can affect the Reference Asset. If an event occurs that is perceived by the market to dilute the Reference Asset but that does not require the Calculation Agent to adjust the amount of the Reference Asset payable at maturity, the market value of the Notes and the amount payable at maturity may be materially and adversely affected.

STRUCTURED PRODUCTS GROUP

INTEREST AND PAYMENT AT MATURITY

Interest.  The interest rate for the Notes is designated on the cover of this free-writing prospectus.  The interest paid will include interest accrued from the Settlement Date to, but excluding, the Maturity Date.  Interest payable on the Maturity Date will be payable to the person to whom principal is payable.

Payment at Maturity.  We will pay you 100% of the principal amount of your Notes, in cash, at maturity if either of the following is true: (i) the Trading Level of the Reference Asset never equals or falls below the Contingent Protection Level at any time from the Pricing Date up to and including the Calculation Date; or (ii) the Final Level of the Reference Asset is equal to or greater than the Initial Level of the Reference Asset.

However, if both of the following are true, the amount of principal you receive at maturity will be reduced by the percentage decrease in the Reference Asset: (i) the Trading Level of the Reference Asset ever equals or falls below the Contingent Protection Level at any time from the Pricing Date up to and including the Calculation Date; and (ii) the Final Level of the Reference Asset is less than the Initial Level of the Reference Asset.

In that event, we, at our option, will either: (i) physically deliver to you an amount of the Reference Asset equal to the Exchange Ratio plus the Fractional Share Cash Amount (which means that you will receive shares with a market value that is less than the full principal amount of your Notes); or (ii) pay you a cash amount equal to the principal amount you invested reduced by the percentage decrease in the Reference Asset.  It is our intent to physically deliver the Reference Asset when applicable, but we reserve the right to settle the Note in cash.

We will (i) provide written notice to the Trustee and to the Depositary, on or prior to the Business Day immediately prior to the Maturity Date of the amount of cash or number of shares of the Reference Asset (and cash in respect of coupon and cash in respect of any fractional shares of the Reference Asset), as applicable, to be delivered, and (ii) deliver such cash or shares of the Reference Asset (and cash in respect of coupon and cash in respect of any fractional shares of the Reference Asset), if applicable, to the Trustee for delivery to you.  The Calculation Agent shall determine the Exchange Ratio.

REFERENCE ASSET INFORMATION

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the Prospectus Supplement.  Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the SEC.  Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC.  The address of the SEC’s website is http://www.sec.gov.  Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a Reference Asset can be located by reference to the SEC file number provided below.

The summary information below regarding the company issuing the stock comprising the Reference Asset comes from the issuer’s SEC filings and has not been independently verified by us.   We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the Reference Asset with the SEC.  Investors are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects.  The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of the issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of the issuer.

United States Steel Corporation (“U.S. Steel”)

U.S. Steel’s common stock, par value $1.00 per share, trades on the New York Stock Exchange under the symbol “X”.  U. S. Steel is an integrated steel producer with major production operations in the United States and Central Europe. An integrated producer uses iron ore and coke as primary raw materials for steel production. U. S. Steel has domestic annual raw steel production capability of 19.4 million net tons (tons) and Central European annual raw steel production capability of 7.4 million tons. U. S. Steel is also engaged in several other business activities, most of which are related to steel manufacturing. These include the production of iron ore pellets from taconite (rock containing iron) in the United States and the production of coke in both the United States and Central Europe; transportation services (railroad and barge operations); and real estate operations.  U.S. Steel’s SEC file number is 001-16811.

STRUCTURED PRODUCTS GROUP

ILLUSTRATIVE EXAMPLES & HISTORICAL TABLES

The following are illustrative examples demonstrating the hypothetical amounts payable at maturity based on the assumptions outlined below.  These examples do not purport to be representative of every possible scenario concerning increases or decreases in the Reference Asset or of the movements that are likely to occur with respect to the relevant Reference Asset.  You should not construe these examples or the data included in the tables set forth below as an indication of the expected performance of the Notes. Some amounts are rounded and actual returns may be different.

Assumptions:

•                  Investor purchases $1,000 principal amount of Notes on the Pricing Date at the initial offering price of 100% and holds the Notes to maturity.  No Market Disruption Events or Events of Default occur during the term of the Notes.

•                  Initial Level:  [$60.27]

•                  Contingent Protection Percentage:  80%

•                  Contingent Protection Level:  [$48.22] ($60.27 x 80%)

•                  Exchange Ratio:  [16] ($1,000/$60.27)

•                  Coupon:  [20.00%] per annum, payable as a single coupon payment of [5.00%] of principal amount at maturity.

•                  The reinvestment rate on any interest payments made during the term of the Notes is assumed to be 0%.  The 3-month total return on a direct investment in the Reference Asset is calculated below prior to the deduction of any brokerage fees or charges.  Both a positive reinvestment rate, or if any brokerage fees or charges were incurred, would increase the total return on the Notes relative to the total return of the Reference Asset.

•                  Maturity:  3 months

•                  Dividend and dividend yield on the Reference Asset:  $0.60 and 1.00% per annum or $0.15 and 0.25% for the three-month period.

Example 1 — On the Calculation Date, the Final Level of  $66.30 is greater than the Initial Level, resulting in a payment at maturity of $1,000, regardless of whether the Contingent Protection Price was ever reached or breached, plus one single coupon  payment of [$50.00], for payments totaling [$1,050.00].  If you had invested directly in the Reference Asset for the same three-month period, you would have received total cash payments of [$1,100.05] (number of shares of the Reference Asset multiplied by the Final Level), assuming liquidation of shares at the Final Level.  You would have earned a [5.00%] return with an investment in the Notes and a [10.02%] return with a direct investment in the Reference Asset.

Example 2 — On the Calculation Date, the Final Level of  $54.24 is below the Initial Level, but the Trading Level never equaled or fell below the Contingent Protection Price.  As discussed in example 1 above, an investor would receive total payments of [$1,050.00], earning a [5.00]% return over the term of the Notes.  A direct investment in the Reference Asset during that same three-month time period would have generated a return of [$899.95] (number of shares of the Reference Asset multiplied by the Final Level), assuming liquidation of shares at the Final Level.  You would have earned a [5.00]% return with an investment in the Notes and incurred a loss of [9.99%] with a direct investment in the Reference Asset.

Example 3 — During the term of the Note, the Trading Level at one point falls below the Contingent Protection Level, and on the Calculation Date, the Final Level of $39.18 is below the Initial Level.  At our election, an investor would receive a number of shares equal to the Exchange Ratio, plus the Fractional Share Cash Amount plus one single coupon  payment of [$50.00], which is 16 shares (worth $39.18 each) plus [$23.19] (the Fractional Share Cash Amount) plus [$50.00] (one single coupon payment of [$50.00]). The cash equivalent equals [$700.07].  If you had invested directly in the Reference Asset for the same three-month period, you would have received total cash payments of [$650.07] (number of shares of the Reference Asset multiplied by the Final Level), assuming liquidation of shares at the Final Level.  An investment in the Notes would have resulted in a loss of [24.99%], while a direct investment in the Reference Asset would have resulted in a loss of [34.98%].

STRUCTURED PRODUCTS GROUP

Table of Hypothetical Cash Settlement Values

Assumes the Closing Price Never Equals or Falls Below the Contingent Protection Price On or Before the Calculation Date

			Investment in the Notes					Direct Investment in the Reference Asset
Initial Level	Hypothetical Final Level		Cash Settlement Value	Total Coupon Payments (in% Terms)		3-Month Total Return		Percentage Change in Value of Reference Asset		3-Month Total Return
[60.27]	[96.06	]	$1,000.00	[5.00	%]	[5.00	%]	[59.39	%]	[59.64	%]
[60.27]	[80.05	]	$1,000.00	[5.00	%]	[5.00	%]	[32.83	%]	[33.08	%]
[60.27]	[69.61	]	$1,000.00	[5.00	%]	[5.00	%]	[15.50	%]	[15.75	%]
[60.27]	[63.28	]	$1,000.00	[5.00	%]	[5.00	%]	[5.00	%]	[5.25	%]
[60.27]	[60.27	]	$1,000.00	[5.00	%]	[5.00	%]	[0.00	%]	[0.25	%]
[60.27]	[57.26	]	$1,000.00	[5.00	%]	[5.00	%]	[-5.00	%]	[-4.75	%]
[60.27]	[51.53	]	$1,000.00	[5.00	%]	[5.00	%]	[-14.50	%]	[-14.25	%]

Table of Hypothetical Cash Settlement Values

Assumes the Closing Price Does Equal or Fall Below the Contingent Protection Price On or Before the Calculation Date

			Investment in the Notes					Direct Investment in the Reference Asset
Initial Level	Hypothetical Final Level		Cash Settlement Value	Total Coupon Payments (in % Terms)		3-Month Total Return		Percentage Change in Value of Reference Asset		3-Month Total Return
[60.27]	[120.08	]	$1,000.00	[5.00	%]	[5.00	%]	[99.24	%]	[99.49	%]
[60.27]	[96.06	]	$1,000.00	[5.00	%]	[5.00	%]	[59.39	%]	[59.64	%]
[60.27]	[80.05	]	$1,000.00	[5.00	%]	[5.00	%]	[32.83	%]	[33.08	%]
[60.27]	[69.61	]	$1,000.00	[5.00	%]	[5.00	%]	[15.50	%]	[15.75	%]
[60.27]	[63.28	]	$1,000.00	[5.00	%]	[5.00	%]	[5.00	%]	[5.25	%]
[60.27]	[60.27	]	$1,000.00	[5.00	%]	[5.00	%]	[0.00	%]	[0.25	%]
[60.27]	[57.26	]	$950.06	[5.00	%]	[5.00	%]	[-5.00	%]	[-4.75	%]
[60.27]	[51.53	]	$854.99	[5.00	%]	[5.00	%]	[-14.50	%]	[-14.25	%]
[60.27]	[43.80	]	$726.75	[5.00	%]	[-22.33	%]	[-27.33	%]	[-27.08	%]
[60.27]	[32.85	]	$545.06	[5.00	%]	[-40.49	%]	[-45.49	%]	[-45.24	%]
[60.27]	[21.35	]	$354.29	[5.00	%]	[-59.57	%]	[-64.57	%]	[-64.32	%]
[60.27]	[12.81	]	$212.57	[5.00	%]	[-73.74	%]	[-78.74	%]	[-78.49	%]
[60.27]	[6.41	]	$106.29	[5.00	%]	[-84.37	%]	[-89.37	%]	[-89.12	%]
[60.27]	[1.60	]	$26.57	[5.00	%]	[-92.34	%]	[-97.34	%]	[-97.09	%]
[60.27]	[0.02	]	$0.27	[5.00	%]	[-94.97	%]	[-99.97	%]	[-99.72	%]

Structured Products Group

The following table sets forth on a per share basis the high and low Closing Prices, as well as end-of-quarter closing prices, for the Reference Asset during the periods indicated below. We obtained the information in the tables below from Bloomberg Financial Markets, without independent verification.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2004	39.36	30.74	36.54

June 30, 2004	39.19	24.72	34.49

September 30, 2004	39.32	32.36	37.00

December 31, 2004	53.22	31.59	50.46

March 31, 2005	63.01	44.50	50.14

June 30, 2005	51.45	33.66	33.98

September 30, 2005	45.53	33.70	41.96

December 31, 2005	51.29	33.28	47.75

March 31, 2006	64.16	47.73	60.39

June 30, 2006	77.40	56.00	60.39

July 1, 2006 to August 18, 2006	70.01	56.29	60.27

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

This summary supplements the section entitled “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith, but is subject to the limitations and qualifications set forth therein.  In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion, when read together with the section entitled, “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement, summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes.  Under one approach, each Note should be treated for U.S. federal income tax purposes as a put option written by you (the “Put Option”) that permits us to (1) sell the Reference Asset to you on the maturity date for an amount equal to the Deposit (as defined below), or (2) “cash settle” the Put Option (i.e., require you to pay us on the Maturity Date the difference between the Deposit and the value of the Reference Asset at such time), and a deposit with us of cash in an amount equal to the Principal Amount you invested (the “Deposit”) to secure your potential obligation under the Put Option.  See “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement.  We intend to treat the Notes consistent with this approach and pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes.  Assuming the issue price of the Note is par, the description below of the Reference Asset includes a chart that indicates the portion of each interest payment that represents the yield on the Deposit and the Put Premium.  You may contact [Bill Bamber at (212) 272-6635] for the issue price of the Notes.

Structured Products Group

We also intend to treat the Deposits as “short-term obligations” for U.S. federal income tax purposes.  See “Certain U.S. Federal Income Tax Considerations —Tax Treatment of the Deposit on Notes with a Term of One Year or Less” in the prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.  Accrual method and other U.S. Holders that are required to report original issue discount (or acquisition discount) on short-term obligations, and cash method U.S. Holders that elect to include original issue discount (or acquisition discount) on the Notes in income, should treat the portion of the interest payments in respect of the Deposit as non-taxable payments of accrued original issue discount (or acquisition discount) to the extent of the accrual, then as a return of principal that will reduce the U.S. Holder’s basis in its Note (but not below zero), and thereafter as gain.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above.

Reference Asset	Term to Maturity	Coupon Rate, per Annum	Yield on the Deposit, per Annum	Put Premium, per Annum
United States Steel Corporation	3-month	[20.00%] per annum	[ ___ ]%	[ ___ ]%